				EXHIBIT 12.1
(in thousands)

			December 31,
	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges

Earnings

Income before income taxes	600	24,405	23,634	20,325	13,594
Fixed charges	2,826	2,746	3,805	1,876	1,695
Preference security dividend requirement	(254)	(443)	(442)	(422)	(409)
Total Earnings	3,172	26,708	26,997	21,778	14,880

Interest on Deposits	26,344	25,145	15,931	9,479	5,862
Total Earnings including interest on deposits	29,516	51,853	42,928	31,257	20,742

Fixed Charges
Interest on short-term borrowings & Long-term debt	2,229	2,071	3,173	1,306	494
Amortization of debt expense	-	-	-	-	-
Capitalized interest	-	-	-	-	-
One-third of net rental expense	343	232	190	147	792
Preference security dividend requirement	254	443	442	422	409
Total Fixed Charges	2,826	2,746	3,805	1,876	1,695

Interest on Deposits	26,344	25,145	15,931	9,479	5,862
Total Fixed Charges including interest on deposits	29,170	27,891	19,736	11,355	7,557

Ratio of earnings to fixed charges
Excluding interest on deposits	1.12	9.73	7.09	11.61	8.78
Including interest on deposits	1.01	1.86	2.18	2.75	2.74